Exhibit 99.2

Press Release

GasLog Ltd. Files Shelf Registration Statement

MONACO – May 24, 2013 -- GasLog Ltd. (“GasLog”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, announced today that it has filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission (the “SEC”).

The shelf registration statement, when declared effective by the SEC, will give GasLog the ability to offer and sell up to $500,000,000 of its securities consisting of common shares, preference shares, debt securities, warrants, rights and units. After the shelf registration statement becomes effective, GasLog may offer and sell such securities from time to time and through one or more methods of distribution, subject to market conditions and GasLog’s capital needs. The shelf registration statement will also cover the sale from time to time of up to 36,717,774 common shares by certain of GasLog’s existing shareholders, which may include Blenheim Holdings Ltd. following the expiration of certain existing restrictions on October 4, 2013. The terms of any offering under the shelf registration statement will be established at the time of such offering and will be described in a prospectus supplement filed with the SEC prior to completion of the offering.

In connection with the shelf registration statement, the shareholders approved an amendment to GasLog’s Bye-laws authorizing the Board of Directors to designate from time to time one or more series of preference shares.

The registration statement relating to these securities has been filed with the SEC but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus included in the registration statement may be obtained on the SEC’s website at http://www.sec.gov or on GasLog’s website listed below. The information on GasLog’s website is not a part of the registration statement, the prospectus or any prospectus supplement which may be issued under the registration statement.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 12 wholly owned LNG carriers, including two ships delivered in 2010, two ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for third parties. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

Forward-Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand, technological advancements and opportunities for the profitable operations of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed on March 28, 2013. Copies of our Annual Report, as well as subsequent filings, are available online at http://www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

GasLog, Monaco
Simon Crowe

Phone: +377 9797 5260

Email: ir@gaslogltd.com, or

Solebury Communications, NYC
Ray Posadas

Phone: +1 203-428-3231
Email: ir@gaslogltd.com